Exhibit 1

MTS Announces the Closing of a $1.5M Investment

and a Change in Board Composition

RA'ANANA, Israel / River Edge, NJ, USA - October 31, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and enterprise mobility management (“EMM”) solutions, announced today the closing of the investment by an institutional investor, of $1.5 million in the newly-created class of convertible preferred shares of the Company, at a price per preferred share of $1.14. The closing follows the approval of the Securities Purchase Agreement and the transactions contemplated thereby (the “SPA”) by the Company’s shareholders at the Company’s annual general meeting of shareholders held on October 28, 2018. The price per share was determined based on a 15% discount to the volume weighted average price of the Company’s ordinary shares for the three trading days preceding the signing of the term sheet with the institutional investor in June 2018.

The SPA includes a Greenshoe option for a future investment by the institutional investor of up to $1.5 million in the Company’s newly created preferred shares at a price per preferred share of $1.14 during the 12 months period following the closing date of the SPA.

In connection with the closing of the investment, two of the Company’s Board members, Mr. Roger Challen and Mr. Steven J. Glusband, resigned as Board members, and two new Board members were appointed, Mr. Scott Burell, who will also serve as a member of the Audit Committee and Compensation Committee of the Company’s Board of Directors and Mr. Isaac Onn.

For more information about the SPA and the newly appointed Board members, see the proxy statement furnished to the Securities and Exchange Commission as Exhibit 99.1 to a Form 6-K dated September 7, 2018.

About MTS

Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com